Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended March 31, 2016	Year Ended Dec. 31
		2015	2014	2013	2012	2011
Earnings, as defined:
Pretax income	$183,819	$745,242	$698,779	$704,123	$690,620	$625,164
Add: Fixed charges	59,801	235,530	232,832	232,539	254,443	253,867
Total earnings, as defined	$243,620	$980,772	$931,611	$936,662	$945,063	$879,031
Fixed charges, as defined:
Interest charges	$45,748	$177,430	$171,881	$173,602	$188,094	$186,885
Interest charges on life insurance policy borrowings	36	233	214	245	310	332
Interest component of leases	14,017	57,867	60,737	58,692	66,039	66,650
Total fixed charges, as defined	$59,801	$235,530	$232,832	$232,539	$254,443	$253,867
Ratio of earnings to fixed charges	4.1	4.2	4.0	4.0	3.7	3.5